August 3, 2010

Via Edgar and Facsimile

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attn:	Kathleen Collins, Accounting Branch Chief

Re:	VMware, Inc.
Form 10-K for the fiscal year ended December 31, 2009 Filed March 1, 2010

Dear Ms. Collins:

Pursuant to our conversation with Robert Benton on August 3, 2010, this is to confirm receipt of your comment letter dated July 20, 2010 concerning the above referenced filing and to inform you that we will respond to the comment letter by August 17, 2010.

Please send future correspondence regarding this comment letter to my attention at fax number (650) 427-1050 and to the above address. Please also copy S. Dawn Smith, VMware’s Senior Vice President and General Counsel at fax number (650) 427-4474.

Sincerely,

/s/ MARK S. PEEK
Mark S. Peek
Chief Financial Officer

cc:	Robert Benton, Staff Accountant, Securities and Exchange Commission
S. Dawn Smith, Senior Vice President and General Counsel, VMware, Inc.
Craig Norris, Vice President, Deputy General Counsel, VMware, Inc.
Larry Wainblat, Director, Senior Counsel, Corporate Securities, VMware, Inc.
Robynne Sisco, Chief Accounting Officer and Corporate Controller